# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: StepStone Private Infrastructure Fund, CIK 0001957892
CUSIP: 85914R403, 85914R304, 85914R205, 85914R106, 85913Y102
Title of class of securities: Class I, Class D, Class S, Class T and Class U Common Shares of Beneficial Interest
Address of issuer's principal executive offices: 128 S. TRYON ST., SUITE 1600, Charlotte, North Carolina (NC), 28202
Date of event which requires filing of this statement: 08/17/2023
Filed by CIK 0001502287
Persons authorized to receive notices and communications: Jennifer Y. Ishiguro, StepStone Group LP, 4225 Executive Square, Suite 1600, La Jolla, California (CA), 90237, 858-558-9700

## Reporting persons
- StepStone Group LP (CIK 0001502287): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 1,007.2; shared voting power 0; sole dispositive power 1,007.2; shared dispositive power 0; aggregate amount beneficially owned 1,007.2 (43.2% of the class)
  Comment: Cover pages are limited to one class of security. The cover page of this Schedule 13D filing relates to the Class D Shares outstanding as of the date of this filing. This Schedule 13D relates to the following classes of securities of StepStone Private Infrastructure Fund, a Delaware statutory trust registered under the Investment Company Act of 1940 (the "Issuer"): Class I Common Shares of Beneficial Interest (the "Class I Shares") with CUSIP 85914R403, Class D Common Shares of Beneficial Interest (the "Class D Shares") with CUSIP 85914R304, Class S Common Shares of Beneficial Interest (the "Class S Shares") with CUSIP 85914R205, Class T Common Shares of Beneficial Interest (the "Class T Shares") with CUSIP 85914R106, and Class U Common Shares of Beneficial Interest (the "Class U Shares") with CUSIP 85913Y102. As of August 17, 2023, StepStone Group LP directly owned 7,000 Class I Shares representing 100% of the Class I Shares outstanding as of such date; 1,000 Class D Shares representing 100% of the Class D Shares outstanding as of such date; 1,000 Class S Shares representing 100% of the Class S Shares outstanding as of such date; 1,000 Class T Shares representing 100% of the Class T Shares outstanding as of such date, and 0 Class U Shares, which were not effective and available for purchase until April 13, 2026. As of the date hereof, the Reporting Person directly holds 274,528.467 Class I Shares, representing 0.317% of the Class I Shares outstanding; 1,007.203 Class D Shares, representing 43.197% of the Class D Shares outstanding; and 2,014.252 Class U Shares, representing 100% of the outstanding Class U Shares outstanding. As of the date hereof, the Reporting Person no longer beneficially owns any Class S Shares or Class T Shares and is no longer the beneficial owner of more than 5% of the Class I Shares. This filing represents an exit filing for the Reporting Person with respect to the Class I Shares, Class S Shares and Class T Shares. This comment shall serve as full disclosure of the beneficial ownership of the securities of the Issuer. See item 5.

## Item 1. Security and Issuer
Title of class of securities: Class I, Class D, Class S, Class T and Class U Common Shares of Beneficial Interest
Name of issuer: StepStone Private Infrastructure Fund
Address of issuer's principal executive offices: 128 S. TRYON ST., SUITE 1600, Charlotte, North Carolina (NC), 28202
Comment: This Statement on Schedule 13D relates to shares of beneficial interest of StepStone Private Infrastructure Fund, a Delaware statutory trust registered under the Investment Company Act of 1940, as amended (the "Issuer"), designated as the Class I Common Shares of Beneficial Interest (the "Class I Shares"), Class D Common Shares of Beneficial Interest (the "Class D Shares"), Class S Common Shares of Beneficial Interest (the "Class S Shares") and Class T Common Shares of Beneficial Interest (the "Class T Shares") and Class U Common Shares of Beneficial Interest (the "Class U Shares" and collectively, the "Common Shares") of the Issuer.

## Item 2. Identity and Background
Name of person filing: This statement is filed on behalf of StepStone Group LP, a Delaware limited partnership ("StepStone") with a principal business address of 4225 Executive Square, Suite 1600, La Jolla, California 92037. StepStone Group Holdings LLC is the general partner of the Reporting Person, and StepStone Group Inc. is the sole managing member of StepStone Group Holdings LLC.
Residence or business address: See Item 2(a) above.
Present principal occupation or employment: The principal business of the Reporting Person is to be a global private markets investment firm focused on providing customized investment solutions and advisory and data services to its clients.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See row 6 of the cover page of this Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in Items 4, 5 and 6 hereof is hereby incorporated by reference into this Item 3.

On June 16, 2023, solely for purposes of satisfying the requirements of Section 14(a) of the Investment Company Act of 1940, as amended, the Issuer issued 10,000 Class I Shares to the Reporting Person for an aggregate purchase price of $100,000, or $10.00 per Class I Share. The Class I Shares were purchased using working capital of the Reporting Person.

The Issuer's Registration Statement on Form N-2 (File No. 333-268986) was declared effective by the Securities and Exchange Commission on July 13, 2023. On August 17, 2023, the Reporting Person exchanged 3,000 Class I Shares for 1,000 Class D Shares, 1,000 Class S Shares and 1,000 Class T Shares for no consideration in connection with the seeding of new share classes. The net asset value ("NAV") per share for each of the Class I Shares, Class D, Shares, Class S Shares and Class T Shares was $10.00 per share.

On September 28, 2023, the Issuer issued 50,050.05 Class I Shares to the Reporting Person for an aggregate purchase price of $500,000.00, or $9.99 per Class I Share. On January 10, 2024, the Issuer issued 215,517.241 Class I Shares to the Reporting Person for an aggregate purchase price of $2,500,000.00, or $11.60 per Class I Share. The Class I Shares were purchased using working capital of the Reporting Person.

On January 17, 2025, the Reporting Person exchanged 1,003.024 Class T Shares for 1,002.824 Class S Shares for no consideration.

On May 18, 2026, the Reporting Person exchanged 2,014.252 Class S Shares for 2,014.252 Class U Shares for no consideration.

The Reporting Person participates in the distribution reinvestment plan (the "DRIP") of the Issuer, through which holders of Class I, Class D, Class S and Class T Shares may choose to have cash dividends or cash distributions automatically reinvested in Class I, Class D, Class S and Class T Shares, as applicable, and, consequently, were issued additional Class I, Class D, Class S and Class T Shares in lieu of receiving cash payments as set forth in Item 5(c) of this Schedule 13D and incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Items 3, 5 and 6 of this Schedule 13D is incorporated herein by reference.

All of the Common Shares were acquired for investment purposes. Depending on market conditions and other factors (including evaluation of the Issuer's businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), the Reporting Person may from time to time acquire additional securities of the Issuer or dispose of all or a portion of its investment in the Issuer.

When permitted by applicable law, the Reporting Person may dispose of some or all of its Common Shares, from time to time, by tendering such Common Shares for repurchase by the Issuer, depending on price, market liquidity, developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Person, general stock market and economic conditions, tax considerations and other factors deemed relevant. The Reporting Person intends to review its investment in the Issuer on an ongoing basis and, in the course of its review, may take actions (including through its affiliates) with respect to its investment or the Issuer, including communicating with the board of trustees of the Issuer (the "Board"), members of management or other security-holders of the Issuer, or other third parties from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives as they may become available.

StepStone Group Private Wealth LLC ("Adviser"), an investment adviser registered under the Investment Advisers Act of 1940, as amended, and a wholly-owned business of the Reporting Person, serves as the Issuer's investment adviser and is responsible for, among other things, making investment decisions for the Issuer's portfolio, subject to oversight by the Issuer's board of trustees (the "Board"). StepStone Group Real Assets LP ("Sub-Adviser"), serves as the Issuer's investment sub-adviser and is responsible for the day-to-day management of the Issuer's assets and activities including structuring, governance, distribution, reporting and oversight. All of the Issuer's officers and trustees, other than the Issuer's independent trustees, are employees of the Adviser or its affiliates. In such capacities, these individuals, together with the Adviser and Sub-Adviser may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

On May 24, 2023, the Adviser entered into a Sub-Advisory Agreement (the "Sub-Advisory Agreement") with the Sub-Adviser and the Issuer, pursuant to which the Sub-Adviser agreed to provide investment sub-advisory services to the Issuer. Under the Sub-Advisory Agreement, the Adviser employs the Sub-Adviser to assist the Adviser in identifying investment opportunities.

The Sub-Advisory Agreement provides that the Adviser will pay the Sub-Adviser 50% of the management fee received by the Adviser under the Investment Advisory Agreement between the Adviser and the Issuer each month. The management fee payable to the Adviser under the Investment Advisory Agreement with the Issuer is calculated and payable monthly in arrears at the annual rate of 1.60% of the Issuer's average daily net assets.

The Sub-Advisory Agreement may be terminated at any time, without the payment of any penalty, upon 120 days' written notice by the Sub-Adviser to the Issuer or, upon 60 days' notice if either the Board or the holders of a majority of the Issuer's outstanding voting securities determine that the Sub-Advisory Agreement with the Reporting Person should be terminated. The Sub-Advisory Agreement will automatically and immediately terminate in the event of its "assignment," as such term is defined under the 1940 Act.

Except as described herein, the Reporting Person has no present plans, proposals or intentions which would result in or relate to any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Person may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board or other third parties regarding such matters.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in Items 3 and 6 hereof is hereby incorporated by reference into this Item 5.

As of August 17, 2023, StepStone Group LP directly owned 7,000 Class I Shares representing 100% of the Class I Shares outstanding as of such date; 1,000 Class D Shares representing 100% of the Class D Shares outstanding as of such date; 1,000 Class S Shares representing 100% of the Class S Shares outstanding as of such date; 1,000 Class T Shares representing 100% of the Class T Shares outstanding as of such date, and 0 Class U Shares.

As of the date hereof, the Reporting Person directly holds 274,528.467 Class I Shares, representing 0.317% of the Class I Shares outstanding; 1,007.203 Class D Shares, representing 43.197% of the Class D Shares outstanding; and 2,014.252 Class U Shares, representing 100% of the outstanding Class U Shares outstanding. As of the date hereof, the Reporting Person no longer beneficially owns any Class S Shares or Class T Shares and is no longer the beneficial owner of more than 5% of the Class I Shares. This filing represents an exit filing for the Reporting Person with respect to the Class I Shares, Class S Shares and Class T Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: See 5(a) above.
Transactions in the class effected during the past sixty days:
Information set forth under Item 3 of this Schedule 13D is incorporated by reference herein. Except as set forth in this Schedule 13D, the Reporting Person has not effected any transaction in the Common Shares in the past 60 days.

Reporting Person participates in the distribution reinvestment plan (the "DRIP") of the Issuer, through which holders of Class I, D, S and T Shares may choose to have cash dividends or cash distributions automatically reinvested in the Common Shares. On December 30, 2024, the Reporting Person acquired 824.392 Class I Shares at a price per share of $12.63, 3.024 Class D Shares at a price per share of $12.63, 3.024 Class S Shares at a price per share of $12.63 and 3.024 Class T Shares at a price per share of $12.63 pursuant to the Issuer's DRIP. On December 30, 2025, the Reporting Person acquired 1,136.784 Class I Shares at a price per share of $14.55, 8.404 Class S Shares at a price per share of $14.44, and 4.179 Class D Shares at a price per share of $14.52 pursuant to the Issuer's DRIP.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Person, no one other than the Reporting Person, or the partners, members, affiliates or shareholders of the Reporting Person, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares reported herein as beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Person has ceased to be the beneficial owner of more than five percent of the Issuer's Class I Shares, Class S Shares and Class T Shares. This filing on Schedule 13D constitutes an exit filing for the Reporting Person with respect to the Class I Shares, Class S Shares and Class T Shares.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Items 3, 4 and 5 hereof is hereby incorporated by reference into this Item 6.

Except for the matters described herein, the Reporting Person has no contract, arrangement, understanding or relationship (legal or otherwise) between the Reporting Person and any other person with respect to the securities of the Issuer.

## Signatures
- StepStone Group LP: /s/ Jennifer Y. Ishiguro, Jennifer Y. Ishiguro, Partner, Chief Legal Officer, and Secretary of the General Partner, StepStone Group Holdings LLC (06/05/2026)